4/11

02034797

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun Entertainment Holding

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FILE NO. 82- 1776 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 6/13/02

82-4776

SUN ENTERTAINMENT HOLDING CORPORATION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Sun Entertainment Holding Corporation (hereinafter called the "Company") will be held at 3106 Belmont Boulevard, Nashvillle, Tennessee, 37212, USA, on May 24, 2002 at the hour of 2:00 o'clock in the afternoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2001, and the report of the auditor thereon;

(b) To re-appoint Manning Elliott, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the establishment of directors', officers' and employees' incentive stock option plans; stock option grants which could result at any time in the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the issued and outstanding shares of the Company; the granting of directors', officers' and employees' incentive stock options and the amendment of any past, present or future stock option plans or stock options now in effect or which may be granted providing the same are in accordance with the policies of and subject to the approval of the Canadian Venture Exchange; and

(f) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's Transfer Agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 15th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"TERRENCE O. LASHMAN"
Terrence O. Lashman
Director

AR/S
12-31-01

SUN ENTERTAINMENT HOLDING CORPORATION

702 - 889 West Pender Street
Vancouver, British Columbia
V6C 3B2
(604)684-7929

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 15, 2002 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON MAY 24, 2002.

This Information Circular is furnished in connection with the solicitation of proxies by management of Sun Entertainment Holding Corporation (the "Company") for use at the Annual General Meeting of Members to be held on May 18, 2001 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on March 25, 2002 pursuant to the requirements of Section 111 of the Company Act of the Province of British Columbia and Section 4 of the Regulations to the Company Act.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3139, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of Computershare Trust Company of Canada at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. As at the date of this Information Circular, 11,921,679 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. April 17, 2002 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
John A. Singleton	1,891,815	15.9%
Shelby S. Singleton, Jr.	1,795,460	15.1%

ELECTION OF DIRECTORS

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the Company Act or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD FROM WHICH NOMINEE HAS BEEN DIRECTOR	APPROXIN11ATE NUMBER OF VOTING SECURITIES*
SHELBY S. SINGLETON, JR. Nashville, Tennessee CHAIRMAN OF THE BOARD PRESIDENT, DIRECTOR AND CHIEF EXECUTIVE OFFICER	President and Chief Executive Officer of the Company	April 28, 1987	1,795,460
JOHN A. SINGLETON Nashville, Tennessee EXECUTIVE VICE-PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR	Executive Vice-President and Chief Financial Officer of the Company	April 28, 1987	1,891,815
TERRENCE O. LASHMAN Vancouver, B.C. DIRECTOR	President, Luxor Industrial Corporation and Cancom International Trading Ltd.	June 23, 1987	310,821
YVONNE P. LASHMAN Vancouver, B.C. DIRECTOR	Secretary of Cancom International Trading Ltd.	June 28, 1988	326,421

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD FROM WHICH NOMINEE HAS BEEN DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
GARY G. LIU Richmond, B.C. DIRECTOR AND SECRETARY	Office manager of Cancom International Trading Ltd. since June 1994; Director of Luxor Industrial Corporation since March 13, 2000;	March 20, 1998	8,000

*Voting Securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada, apart from Shelby S. Singleton, Jr. and John A. Singleton, who are ordinarily resident in the United States of America.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. John A. Singleton, Terrence 0. Lashman and Yvonne P. Lashman are the 3 directors elected by the Board of Directors of the Company to the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Shelby S. Singleton became the President and Chief Executive Officer of the Company on April 28, 1987. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ended December 31, 1999, 2000 and 2001, being the three most recently completed financial years of the Company. No other officer's annual compensation during such period exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
SHELBY S. SINGLETON, JR. President and C.E.O.	2001	US$79,500	Nil	Nil	Nil	Nil	Nil	Nil
	2000	US$64,500	Nil	Nil	Nil	Nil	Nil	Nil
	1999	US$53,000	Nil	Nil	Nil	Nil	Nil	Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve 10% of the issued Treasury shares of the Company for issuance to Directors and Key Employees pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval and subject to member approval being obtained with respect to options granted to Insiders of the Company. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recently completed financial year.

No Options were outstanding to, or exercised by, the Named Executive Officer during the most recently completed financial year.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended December 31, 2001 or the current financial year in view of compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change-in-control, where, in respect of a Named Executive Officer, the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

During the most recently completed financial year, John A. Singleton, a director of the Company, was paid US$64,500 in salary with respect to employment by the Company's U.S. subsidiary.

No options to purchase shares of the Company were granted to non-executive directors during the most recently completed financial year.

No options were outstanding to, or exercised by, non-executive directors during the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2001.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Manning Elliott, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Manning Elliott were first appointed auditors on July 29, 1987.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning Stock Options and the ratification of acts of Directors. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Related Party Transactions since January 1, 2001

Management Services

The Company is a party to a Management Contract with Cancom International Trading Ltd. ("Cancom"), a company owned and controlled by Terrence O. Lashman and Yvonne P. Lashman, both Directors of the Company, whereby Cancom is engaged to perform certain management services at a fee of $2,000 per month. During the year, Cancom was paid $24,000.00 pursuant to the terms of this agreement. Since January 1, 2002 to the date hereof, the Company has paid or accrued $6,000.00 in management fees to Cancom.

Cancom provides such management services as may be required by the Company from time to time, including administrative and financial services, maintenance of records, correspondence with third parties relating to the Company's business, arranging for required audits, taxation planning and filings, and assistance in the preparation of such reports and statements as the Company is required to file with applicable stock exchanges, securities commissions and other regulatory bodies.

Other Related Party Transactions

During the financial year ended December 31, 2001, the Company entered in to certain transactions with directors of the Company or companies controlled by directors of the Company as follows:

1. US$23,222 in royalties was paid or accrued to SSEI pursuant to a master licensing agreement;

2. $2,440.54 in office, rent and promotional expenses relating to the Company's Canadian office were paid to third parties by Cancom on behalf of the Company; and

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Directors' and Key Employees Stock Options

Approval of members is sought for the establishment of directors', officers' and employees' incentive stock option plans; the approval stock option grants which could result at any time in the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the issued and outstanding shares of the Company; the granting of directors', officers' and employees' incentive stock options; the power to amend any past, present or future stock option plans or stock options now in effect or which may be granted pursuant to the resolution being placed before the members, always in accordance with policies of and subject to the approval of the Canadian Venture Exchange.

Current regulations provide no more than an amount equal to 10% of the issued share capital of the Company can be subject to directors', officers' and employees' stock options at any one time, and in any event, the aggregate number of shares that may be reserved for issuance to any one individual pursuant to directors' and key employees' incentive stock options or other employees' share purchase plans shall not exceed 5% of the issued shares of the Company at the time of granting. In addition, the exercise price per share must be the greater of the last closing price of the Company's shares minus the applicable discount before either the issuance of a news release disclosing the grant or the date of the actual grant if no news release is issued, or the price per share paid by the investing public in a public offering of shares from treasury made within six months of the date of such grant and in any event may not be less than $0.10 per share.

As well, Canadian Venture Exchange policy requires that disinterested shareholder approval of stock options be obtained if a stock option plan, together with all of the Company's previously established or proposed stock option grants, could result at any time in the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the issued and outstanding shares in the capital of the Company.

Member approval to the grant of options to persons who may be insiders of the Company as that term is defined in the Securities Act of British Columbia is requested at this time in order the save the Company the expense of convening an Extraordinary Meeting of members specifically for the purpose of approving a specific grant of Insiders' stock options, the aggregate grant of stock options to insiders which, when exercised, could exceed 10% of the issued and outstanding shares in the Company in any given 12 month period or any amendment to any existing stock option agreement made after the date of the Annual General Meeting. Management has no present intention of issuing any additional Insiders' stock options or amending any specific stock option agreements at this time other than as referred to herein.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, as of the 15th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"TERRENCE O. LASHMAN"
Terrence O. Lashman
Director

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

President's Report

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lotta Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly, Disky and SAAR in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

The total revenues for the Company in 2001 decreased by eleven (11%) percent from the revenues in 2000. Total operating expenses in 2001 were ten (10%) percent less than those in 2000.

Forty eight (48%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining fifty two (52%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records {AOL/Time-Warner}), Universal Music, Sony Music and Varese Sarabande Records, an independent distributed by Universal Music. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Music industry trade group international Federation of the Phonographic Industry (IFPI) reports that in 2001 global sales of compact discs declined for the first time since the format was introduced in 1983. The world value of music fell 5% in 2001 to US$33.7 billion. IFPI blamed the sales decline on Internet piracy and a scarcity of huge hits, which also drives the sales of other product. In 2001 the music industry faced enhanced competition for entertainment spending from digital videodiscs in the middle of tough worldwide economic times and the double threat of illegal downloading and 'the copying of CDs by individuals, known as CD burning. The industry is fighting back against piracy by manufacturing copy resistant CDs and experimenting with methods of paid subscriptions.

During 2001, a series of events related to a Sun Records tribute were held. The tribute centered on a documentary produced and directed by Bruce Sinofsky in association with the Public Broadcasting System (PBS) that was aired in November 2001 by PBS (during the PBS pledge period) in the United States as part of its American Masters series. The documentary expands on Sun Records and its influence on recording acts such as Paul McCartney, Eric Clapton, Elton John, Bob Dylan and many others who began their careers in the sixties and seventies and utilizes material by these major rock stars plus original master recordings from the Company's catalog. The AOL/Time Warner label London/Sire Records released a soundtrack album from the TV show in October, 2001.

Throughout the month of May, 2001, the Experience Music Project Museum paid tribute to the legendary Sun Records label with a month long series of programs that included live performances by original Sun artists, films, educational workshops and a speaker series including lectures and interviews with such personalities as Sun founder Sam Phillips and Elvis drummer D. J. Fontana.

In July, 2001, the prestigious Montreux Jazz Festival was held in Montreux, Switzerland and Saturday, July 7th was designated Sun Records night. Performing on Sun night were original Sun Records artists Billy Lee Riley, Sonny Burgess and Little Milton. Special guests such as Robert Plant and Jimmy Page (Led Zeppelin), Bill Wyman (Rolling Stones) and Brian May (Queen) also performed.

During 2001, the Company finalized an agreement with an independent Canadian distribution company that is selling eight CDS containing master recordings controlled by the Company to major North American mass merchandisers. Product was initially be shipped to Wal Mart stores with subsequent sales to be shipped to other chains that have large record departments such as K-Mart, Target and Best Buy. The Company expects significant sales from the product that is distributed in this manner.

Movie, television and video uses of the Company's master recordings continued in 2001 and generated nine (9%) percent of the total revenues as compared to eleven (11%) percent in 2000. Company master recordings were used in the Columbia Pictures release "Riding In Cars With Boys" starring Drew Barrymore and in a national television commercial for Hanes underwear.

Below is a comparison of the Company's main categories of revenues in 2001 and 2000.

REVENUE SOURCE	PERCENTAGE	
	2001	2000
Audio Recordings	90	84
Movies, TV, Video	9	11
Internet	0	3
Logo	1	2

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Tel: 604.714.3600 Fax: 604.714.3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders
SUN ENTERTAINMENT HOLDING CORPORATION

We have audited the consolidated balance sheets of **SUN ENTERTAINMENT HOLDING CORPORATION,** a British Columbia corporation, as at December 31, 2001 and 2000, and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the company as at December 31, 2001 and 2000 and the results of its operations and the changes in its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been consistently applied.

"Manning Elliott"

Chartered Accountants

Vancouver, British Columbia

April 9, 2002

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

DECEMBER 31		2001		2000
ASSETS				
CURRENT ASSETS				
Cash	$	344,879	$	532,627
Accounts receivable		1,437		3,078
Inventory		78,924		7,010
Prepaid expenses and deposits		324		690
		425,564		543,405
GOODWILL (Note 4)		147,535		153,237
	$	573,099	$	696,642
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities (Note 5)	$	292,245	$	335,649
Advances from directors (Note 5)		42,934		83,870
Due to affiliated companies (Note 5)		183,584		155,709
		518,763		575,228
COMMITMENT (Note 6)				
SHARE CAPITAL AND DEFICIT				
SHARE CAPITAL (Note 7)				
Authorized: 99,250,000 Common shares without par value				
Issued: 11,921,679 Common shares		3,298,095		3,298,095
CONTRIBUTED SURPLUS		7,500		7,500
DEFICIT		(3,251,259)		(3,184,181)
		54,336		121,414
	$	573,099	$	696,642

Approved by the Directors:

"Terrence O. Lashman" Director

"Gary G. Liu" Director

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED DECEMBER 31	2001	2000
DEFICIT AT BEGINNING OF YEAR	$ (3,184,181)	$ (3,281,053)
NET (LOSS) INCOME FOR THE YEAR	(67,078)	96,872
DEFICIT AT END OF YEAR	$ (3,251,259)	$ (3,184,181)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31	2001	2000
ROYALTIES AND PRODUCT SALES	$ 1,277,630	$ 1,383,830
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Royalties	390,917	509,181
Salaries and wages	275,046	260,196
Promotion and investor relations	209,141	157,289
Outside services	138,013	139,681
Net product costs	75,362	49,970
Legal and professional	59,045	69,931
Office	43,969	25,451
Utilities	31,275	28,914
Management fees	29,755	23,787
Miscellaneous	28,399	4,919
Automobile	22,682	11,780
Insurance	21,248	21,743
Rent	20,997	6,721
Transfer agent	4,213	4,001
Stock exchange and filing fees	2,336	4,214
Shipping and handling	2,125	1,702
Communication	1,276	1,053
Advertising	343	985
	1,356,142	1,321,518
OPERATING (LOSS) INCOME	(78,512)	62,312
OTHER INCOME (EXPENSE)		
Interest income	15,898	14,186
Foreign exchange	7,861	3,465
Interest expense	(6,623)	(11,726)
Amortization of goodwill	(5,702)	(5,702)
Recovery of legal expenses	-	34,337
	11,434	34,560
(LOSS) INCOME BEFORE INCOME TAXES	(67,078)	98,872
CURRENT INCOME TAXES	-	36,000
FUTURE INCOME TAXES (recovery)	-	(36,000)
NET (LOSS) INCOME FOR THE YEAR	$ (67,078)	$ 96,872
NET (LOSS) INCOME PER SHARE	$ (0.006)	$ 0.008

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income for the year	$ (67,078)	$ 96,872
Amortization, a charge not involving cash	5,702	5,702
	(61,376)	102,574
Changes in non-cash working capital balances related to operations:		
Accounts receivable	1,641	11,571
Inventory	(71,914)	616
Prepaid expenses	366	(12)
Accounts payable and accrued liabilities	(43,404)	68,958
	(174,687)	183,707
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from directors	(40,936)	23,013
Advances from (to) affiliated companies	27,875	6,253
	(13,061)	29,266
CHANGE IN CASH DURING THE YEAR	(187,748)	212,973
CASH AT BEGINNING OF YEAR	532,627	319,654
CASH AT END OF YEAR	$ 344,879	$ 532,627
SUPPLEMENTARY DISCLOSURE		
Cash paid for interest included in cash flows from operations	$ 6,623	$ 11,726

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Goodwill arising on business combination is amortized on the straight-line basis over 40 years.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at December 31	1.5928	1.4995
Average rate for the year	1.5489	1.4867

DECEMBER 31	2001	2000

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2001	2000
Goodwill arising on business combination	$ 228,075	$ 228,075
Less: Accumulated amortization	(80,545)	(74,838)
	$ 147,535	$ 153,237

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2001	2000
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 69,403	$ 86,355
Advances from directors	42,934	83,870
Due to companies controlled by directors	183,584	155,709
Statement of Operations:		
Product sales to a company controlled by a director	$	$ -
Management fees incurred to a company controlled by a director	24,000	23,787
Royalties incurred to company controlled by a director (Note 2)	35,968	49,483
Fee incurred to a director	-	23,014

All related party transactions have been recorded at their exchange amounts which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $89,700 on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment but has not given up its right to these payments.

7. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at December 31, 2001 and 2000	11,921,679	$ 12,671,679

8. INCOME TAXES

The parent company has net operating losses carried forward of approximately Canadian $925,000 available to offset future income taxes. If not used, these losses expire in years 2002 through 2008.

The subsidiary company has U.S. and Tennessee net operating losses carried forward of approximately Canadian $30,000 available to offset future income taxes. If not used, these losses expire in between 2017 and 2022.

The potential future benefits resulting from these items have not been recorded in these financial statements.

9. ACCOUNTING CHANGES

Effective January 1, 2002 the company will be required to adopt CICA 3062-Goodwill and Other Intangible Assets which no longer permits the amortization of goodwill, but requires management to estimate annually the net realizable value of goodwill and recognize any impairment in goodwill in the year in which it occurs. The adoption of this accounting principle may require the company to recognize amounts for goodwill impairment in 2002 and subsequent periods.

10. SEGMENTED INFORMATION

The company's activities have been devoted to the reproduction and resale of certain master sound recordings of Shelby Singleton Enterprises Inc. Accordingly, the company is considered to be in a single line of business. The following represents geographic information for the company's Canadian corporate office operations as of and for the fiscal years ended December 31, 2001 and 2000. A geographic segment is a distinguishable operation or group of operations located in a particular geographic area. A reportable segment is a geographical segment that meets either of the following criteria: (1) revenue generated by the company's foreign operations from sales to unaffiliated customers is 10% or more of consolidated revenue, or (2) identifiable assets of the company's operations are 10% or more of consolidated total assets.

Revenues and operating losses are allocated to the country in which they were earned. Identifiable assets, including acquisition costs are allocated to the country in which the asset or project is physically located.

	2001		
	Revenue	Segment Operating Income (Loss)	Identifiable Assets
Canada	$ -	$ (43,864)	$ 1,066
United States	1,277,630	(23,214)	572,033
Total	$ 1,277,630	$ (67,078)	$ 573,099

	2000		
	Revenue	Segment Operating Income	Identifiable Assets
Canada	$ -	$ 12,058	$ 3,345
United States	1,383,830	84,814	693,297
Total	$ 1,383,830	$ 96,872	$ 696,642